UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): April 3, 2026

NOWIGENCE INC.

(Exact name of issuer as specified in its charter)

New York	45-2801478
(State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3 Franklin Square, Suite 4

Saratoga Springs, NY 12866

(Full mailing address of principal executive offices)

(408) 645-2038

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

ITEM 7 DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS

On April 3, 2026, holders of a majority of the outstanding voting power of Nowigence, Inc. (the “Company”) executed a written consent in lieu of a special meeting pursuant to Section 615 of the New York Business Corporation Law. Under NYBCL § 615, shareholders may take action by written consent in lieu of a meeting when the consent is signed by the holders of the aggregate number of votes that would be necessary to authorize the action at a meeting at which all shares entitled to vote were digitally present and voted.

The written consent authorized the removal, without cause, of the following individuals from the Company’s Board of Directors effective immediately:

•Anoop Bhatia (Chairman, President, Chief Executive Officer, Director)

•Michael Connolly (Independent Director)

•Greg Walsh (Independent Director)

•Vikram Kurella (Independent Director)

•Tinsley Galyean (Independent Director)

•Scott Rajeski (Independent Director)

The written consent confirmed the continued service of the following directors:

•Srivatsava Sunkara (Executive Director and Chief Operating Officer)

•Kiran Kumar Inampudi (Executive Director and Chief Technology Officer)

The shareholder action was executed by the holders of more than 64% of the total voting power of the Company, including Class B common stock (entitled to 10 votes per share) and a supermajority of Class A common stock.

Finally, Additionally, on April 3, 2026, the newly appointed said Board of Directors removed Mr. Anoop Bhatia from his position as Chairman, President, Chief Executive Officer of the Company, effective immediately on the stated date.

APPOINTMENT OF DIRECTORS OR CERTAIN OFFICERS

The current board has appointed Srivatsava Sunkara as interim Chief Executive Officer as of April 3rd, 2026.

Additionally, the following the departure of the said directors based on the shareholder action, the current two Board of Directors, acting by unanimous written consent pursuant to NYBCL §708(b), appointed the following individuals as independent directors of the Company, effective April 3, 2026:

•Ramanjaneyulu Ganga

•Chaitanya Moparthi

•Anita Garisapati

These appointments were made to fill the vacancies created by the removal of the prior directors and to ensure compliance with corporate governance best practices and the Company’s strategic restructuring objectives.

This action was taken without cause pursuant to NYBCL §715 and the Company’s governing documents, which do not require cause for officer, director removal and do not contain any contractual provisions restricting such action. The Board determined that a change in executive leadership was necessary to support the Company’s restructuring efforts, restore investor confidence, and align management with the Company’s strategic direction.

ITEM 9. OTHER EVENTS

The Company affirms that it remains in compliance with its ongoing reporting obligations under Regulation A. The offering circular previously qualified on November 19th, 2025 by the Securities and Exchange Commission remains effective “file number (024-10957)”. The Company will continue to update its public disclosures and regulatory filings to reflect these governance changes and any subsequent material developments.

The following information replaces the information under “Executive Officers and Directors” in the section titled “DIRECTORS, EXECUTIVE OFFICERS “in the form 1-A The offering circular previously qualified on November 19th, 2025, by the Securities and Exchange Commission “file number (024-10957)”.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Age	Position(s)
Srivatsava Sunkara	49	Executive Director and Chief Executive Officer
Kiran Kumar Inampudi	50	Executive Director and Chief Technology Officer
Ramanjaneyulu Ganga	57	Independent Director
Anita Garisapati	51	Independent Director
Chaitanya Moparthi	36	Independent Director

Srivatsava Sunkara

Chief Operating Officer and Executive Director

Srivatsava (aka Sri) Sunkara is a powerhouse of sustainable innovation and smart strategy. After the recent sell-off and exit from Telogica Ltd., he has played a key leadership role in the capital restructuring and scaling businesses in the fields of AI, Fintech, Energy, and Logistics. A champion of operational excellence, Sri brings big ideas to life—with a green twist! Before Telogica, over the last 4 years, he founded Greenhouse LLC, where he installed the first MW-scale solar plant for the region. He also serves as Chairman of Jubilee Hills Bank Limited, where he led the strategy for digitization to modernize the bank. Whether he’s building future-ready tech, mergers, or reimagining sustainability, Sri leads with purpose, passion, and a touch of flair. Sri earned his Bachelor of Engineering from the Indian Institute of Technology, Kharagpur.

Kiran Kumar Inampudi

Chief Technology Officer and Executive Director

Kiran Kumar Inampudi is a dynamic tech leader with a global track record who steered IT operations across 40 countries for Wifi Network Private Limited for over three years, wherein he achieved the milestone of being amongst the world’s lowest cost provider for Value Added Services (VAS) in Telecom. With a passion for innovation, Kiran brings deep expertise in AI, machine learning, and cutting-edge digital solutions. His career spans Telecom, Fintech, Gaming, Digital Marketing, Banking, and E-commerce, where he's driven strategic initiatives and delivered real-world impact. Whether it's Core Telecom VAS or next-gen banking systems, Kiran blends technical know-how with big-picture thinking to power the future. Kiran earned his Bachelors of Engineering from Osmania University, Hyderabad.

Ramanjaneyulu Ganga

Independent Director

Mr. Ganga brings extensive experience in technology, corporate governance, and risk management, developed through senior leadership roles at multinational technology organizations and through his work as an independent advisor to emerging growth and innovation-driven companies. He has demonstrated strength in guiding businesses through operational scale, strategic decision-making, internal controls, and governance-related matters, making him well-positioned to contribute meaningful oversight and leadership at the board and executive level.

Chaitanya Moparthi

Independent Director

Mr. Chaitanya Moparthi brings over 12 years of experience in product engineering, front-end application development, and AI-driven analytics. He has worked closely with engineering, marketing, product, and executive teams to lead technology initiatives and deliver large-scale projects. His background includes product management, data visualization, statistical analysis, business intelligence, data modeling, and data architecture, with experience supporting customer analytics across large digital platforms, including Samsung Pay and related services. He also has expertise in machine learning, forecasting, predictive analysis, and building data-driven applications for product, operations, and finance teams.

Anita Garisapati

Independent Director

Mrs. Garisapati is a seasoned executive with substantial experience in finance, compliance, and corporate governance. She has served on the boards of both private and public companies and has advised organizations on a wide range of regulatory, governance, and compliance matters. Her background includes providing strategic oversight on financial controls, corporate policies, risk management, and regulatory obligations, making her well-equipped to support companies in maintaining strong governance standards and sound operational discipline.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nowigence Inc., a New York corporation

Date: April 3rd, 2026	By:	/s/ Srivatsava Sunkara
	Name:	Srivatsava Sunkara
	Title:	Executive Director, Chief Executive Officer